SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 6, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61)3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001 -43
BOARD OF TRADE 53.3.0000622 -9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on June 5, 2006

1) Date, Time and Place:

On June 5, 2006, at 3:00 p.m., in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, n. 2,055, 17th floor.

2) Summons:

Summons made in compliance with article 27 of Brasil Telecom S.A.’s (“BT” or “Company”) by-laws, according to letter signed by the Board of Directors’ Chairman, Mr. Sergio Spinelli Silva Junior (Doc.01).

3) Presence:

The following effective members of the Company’s Board of Directors: Pedro Paulo Elejalde de Campos, Elemér André Surányi, Ricardo Ferraz Torres, Antonio Cardoso dos Santos and Jorge Sarabanda Fagundes. Also present were Mr. Charles Laganá Putz, the Company’s CFO and IRO, and Mr. José Arthur Escodro, BTP’s Fiscal Council Chairman.

4) Meeting’s Board:

Mr. Pedro Paulo Elejalde de Campos took over as the president of the meeting and invited Mr. Hiram Bandeira Pagano Filho to act as secretary.

5) Day’s Agenda:

In compliance with the authority granted in resolution of the Company’s Extraordinary General Shareholders’ Meeting, held on April 28, 2006, to make a resolution on:

1.Conditions applicable to the 5th Issuance, being the 4th Public Issuance, of simple, nominative, non-onvertible debentures, (the “Debentures”, the “Issuance”), being the 1st issuance made in the context of the Company’s 1st Securities Distribution Program, in the total amount of R$ 1,080,000,000.00; and

2. To grant powers to the Company’s Senior Management to (i) ratify the remuneration rate of the Debentures,through bookbuilding process, within the limits established and approved by the Board of Directors; and (ii) to practice all remaining acts regarding the Issuance, including, but not limited to, the execution or alteration of agreements and contracts related to the Issuance.

6) Resolutions:

Before starting to examine the Day’s Agenda, the members of the Board of Directors who were present approved, unanimously, that these minutes of the Extraordinary General Shareholders’ Meeting shall be drafted in summarized form, in compliance with the Law, being optional the presentation of votes and manifestations, which shall be received by the Meeting’s Boards and filed in the Company’s headquarters.

Subsequently, the President registered the receipt of the vote instructions established on the Minutes of Invitel S.A.’s Shareholders Prior Meeting, held on June 5, 2006 (Doc. 02) and the Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting, held on June 2nd, 2006 (Doc. 03), which contains vote instruction to be followed in this meeting by the members of the Company’s Board of Directors, elected by Invitel’s Appointment

1. Regarding item 1 of the Day’s Agenda, the following conditions applicable to the Debentures were approved unanimously by the votes rendered, being registered the abstention of Mr. Jorge Sarabanda Fagundes:

1.1. Convertibility, Type and Form:

The Debentures shall be simple, not convertible into shares and nominative.

1.2. Additional Guarantee

Brasil Telecom Participações S.A., which controls the Company, will guarantee the Debentures, through personal guarantee (fiança).

1.3. Issuance Date

June 1st, 2006

1.4. Term and Date of Maturity

The Debentures will have a term of seven (7) years from the Issuance Date and will mature on June 1st, 2013.

1.5. Amortization

The unit face value of each Debenture shall be amortized in accordance with the following schedule: (i) R$ 3,330.00 (33.3%) on June 1st, 2011; (ii) R$ 3,330.00 (33.3%) on June 1st, 2012; and (iii) R$ 3,340.00 (33.4%) on June 1st, 2013.

1.6. Remuneration

The remuneration of the Debentures shall be established by the Company, through resolution made by the Company’s Senior Management, which shall ratify the bookbuilding process, subject to a maximum rate of 104.30% (one hundred and four and thirty one-hundredths percent) of the average daily Interbank Deposit Certificate of one day, extra-group, expressed as a yearly percent, based on 252 (two hundred and fifty two) business days, calculated and disclosed daily by CETIP (the “DI Rate”), calculated exponentially and cumulatively pro rata temporis per business days elapsed, in accordance with the following:

1.6.1. Capitalization Period is defined as the time interval which starts on the Issuance Date, inclusive, in the case of the First Capitalization Period, or on the foreseen interest payment date immediately before, inclusive, in the case of the other Capitalization Periods, and ends in the foreseen interest payment date corresponding to the period,exclusive. Each Capitalization Period follows the previous without continuity. The interest corresponding to the Capitalization Periods shall be owed and paid semi-annually, being the first payment made on December 1st, 2007 and the last on June 1st, 2013.

1.6.2. The Remuneration shall be calculated exponentially and cumulatively, pro rata temporis, per business days elapsed, accrued on the face unit value, being deducted from the calculation, the amortization made and paid previously, as of the Issuance Date, or the maturity date of the previous Capitalization Period, according to the case, until the date of its effective payment, according to the formula below

1.6.3. The calculation of the interest shall be in compliance with the following formula:

J = VN x (FatorJuros –1)

Where:

J	=	the amount of remuneration owed at the end of each Capitalization Period, in accordance with item 1.6.1 above, calculated to the sixth decimal place without rounding;

VN	=	Unit Face Value of each Debenture at the beginning of the Capitalization Period, calculated to the sixth decimal place, without rounding;

FatorJuros	=	product of the DI rate from the beginning of the Capitalization Period, inclusive, until the end date of the Capitalization Period, exclusive, calculated to the 8th decimal place, rounded, as follows:

J = VN x (FatorJuros –1)

where:

n	=	total number of DI Over rates, "n" being a whole number;

p	=	at most, 104,30 (one hundred and four and thirty one- hundredths percent)

TDIk	=	DI Rate, expressed to the day, calculated to the 8th decimal place, rounded;

where:

k	=	1, 2, ..., n

DIk	=	DI rate published by CETIP, expressed as a yearly percentage;

1.6.4. The DI Rate shall be used with the identical number of decimal places disclosed by CETIP.

1.6.5. The result of the formula is considered with 16 (sixteen) decimal places, without rounding.

1.6.6. Multiply the daily rates , where each of the cumulative daily results, is considered with 16 (sixteen) decimal places, applying the next daily product subsequently, until the last one is considered.

1.6.7. In the case of temporary unavailability of the DI rate in the payment date of any foreseen obligation, with a term inferior to 10 (ten) days, inclusive, to calculate the TDIk, the last DI rate disclosed until the calculation date shall be used to replace it, not being owed any other financial compensation, by the Company or by the Debenture holders, when the next respective DI rate is disclosed.

1.6.8. In the absence of calculation or disclosure of the DI rate for a term superior to 10 (ten) days, or, yet, in the case of its extinction or its use is forbidden, due to legal imposition, the Fiduciary Agent must, within 5 (five) days as of the event or of the 10 (ten) day term is expired, depending on the case, to summon a Debenture Holders’ General Meeting (taking in account article 124 of the Brazilian Corporation Law) to make a resolution, in agreement with the Company, of the new parameter to be followed. Until this resolution is made regarding such parameter, or the maturity date, defined on 1.6.10 (i) the formulas defined on item 1.6.3. shall be used for the calculation of any obligations foreseen in this clause, with the result of the TDIk using the last DI rate disclosed.

1.6.9. In the Debenture Holders’ General Meeting, the debenture holders representing at least 90% (ninety percent) of the total debentures available in the market and the Company, shall define the new earning parameter, applying the Company’s option, defined on the next item, 1.6.10, or, if there is no agreement regarding the establishment of a new parameter, the Company shall be obliged to proceed to the terms of item 1.6.10 – (i) below.

1.6.10. Following the definition of the new parameter, the Company shall decide, at its own criterion, which one of the alternatives established in lines (i) and (iii) below it will adopt, being obliged to disclose, in written form, to the Fiduciary Agent, in a term of 15 (fifteen) days, as of the date the respective Debenture Holders’ General Meeting is held, choosing one of the following alternatives:

(i) the Company shall redeem all of the Debentures in the market, in a term of 30 (thirty) days, as of the date the respective Debenture Holders’ General Meeting is held, by the balance of its Face Unit Value increased of the Remuneration due until the date of the effective redemption, calculated pro rata temporis, as of the date of the Issuance or as of the payment of the previous Remuneration, depending on the case. In this alternative, for the calculation of the Remuneration applicable to the

Debentures to be redeemed the formulas defined on item 1.6.3 shall be used, being the calculation of the TDIk made using the last DI rate disclosed. The redemption which is referred to in this item shall not be increased by any sort of premium, but it shall be increased of any other amounts eventually due by the Company in compliance with the Issuance’s Indenture. The Debentures acquired by the Company in compliance with this item shall be cancelled and, therefore, extinguished; or

(ii) the Company shall propose a new payment schedule for the Face Unit Value and Remuneration, in compliance with the Issuance Indenture, which shall not exceed the repricing, if any, or the Maturity Date. In this alternative, during the payment schedule for the Debentures, the frequency of the Remuneration payment shall remain the same as the originally established, taking in account that, until the full amortization date of the Debentures, the Remuneration parameter defined by the Debenture holders and presented to the Company in the Debenture Holders’ General Meeting shall be used, being established that the Company will not amortize the Debentures in another date other than the date established in the schedule presented to the Debenture Holders, being the Company obliged to celebrate with the Fiduciary Agent the respective amendment to the Issuance’s Indenture; or

(iii) the Company shall present its acceptance of the new Remuneration parameter and celebrate with the Fiduciary Agent the respective amendment to the Issuance’s Indenture, with all other terms and conditions of the Issuance, contained in the Issuance’s Indenture being maintained.

1.7. Payment Date of the Remuneration: The interest corresponding to the Capitalization Periods shall be due and paid semi-annually, being the first payment due on December 1st, 2007 and the last on June 1st, 2013.

1.8. Subscription Term and Period and Payment: The Debentures may, in compliance with paragraph 3 of article 59 of the Brazilian Corporation Law, be subscribed at any time, within the public distribution term, with payment in full and in cash upon subscription, in national currency, according to the applicable regulation of the Securities Distribution System (Sistema de Distribuição de Título (“SDT”)).

1.9. Moratorium charges: In case there is any lateness in the payment of any amounts owed to the holders of the Debentures, the amounts owed shall be subject to, besides the Remuneration, to a moratorium fine of 2% (two percent) on the amount owed and default interest calculated as of the date of default, independent of any communication by the Fiduciary Agent, until the effective payment date, at a 1% (one percent) rate per month, calculated pro rata temporis and in line, on the amount owed, increased by the fine, independent of warning, notice or judicial or extrajudicial notice, besides the expenses involved in charging.

1.10. Loss of Right to Increases: Without any harm to the text stated in item “Moratorium Charges” above, if the debenture holder does not appear to receive the corresponding value to any of the Issuer’s financial obligations, in the dates established in the Issuance Indenture, or in notice published by the Company, he/she is not entitled to receive any remuneration and/or monetary charges in the period related to the delay in the reception, being assured, however, the acquired rights until the date of the respective maturity.

1.11. Optional Acquisition: The Company may, at any time, acquire the Debentures in the market, in accordance with paragraph 2 of article 55 of the Brazilian Corporate Law. The acquired Debentures, as stated in this item, may be cancelled, remain in the Company’s Treasury or be placed back in the market.

1.12. Optional Early Redemption: the Company may perform an early redemption of all the Debentures after an event which leads to the Mandatory Acquisition and as long as (i) after 10 (ten) days as of the closing date of the alienation of the Debentures in the scope of the Mandatory Acquisition, there are Debentures in the market which represent less than 15% (fifteen percent) of the Debentures in the market in the business day immediately before the date of the beginning of the Debentures alienation in the scope of the Mandatory Acquisition; and (ii) the Company publishes a notice to the debenture holders informing the redemption date and procedure up to the 30th (thirtieth) day as of the closing period of the alienation of the debentures in the scope of the Mandatory Acquisition.

1.13. Mandatory Acquisition: The Company is obliged to acquire up to the totality of the Debentures, for its Unit Face Value increased by the Remuneration, calculated pro rata temporis, until the effective payment date, in the case of effective alienation or loss, to any security, from the majority of the voting capital or shareholder control, direct or indirect, of the Company (“Material Alteration”), by the current shareholders, in compliance with terms to be detailed in the Indenture.

1.14. Repricing: There will be no repricing of the Debentures.

1.15. Placing, Procedure and Trading of the Debentures: the Debentures shall be registered for distribution, in the primary market, through SDT, where the financial liquidation of the Debenture trading, as well as its custody, shall be processed by the Securities Custody and Settlement Chamber (Câmara de Custódia e Liquidação - “CETIP”), in compliance with the regulation and procedures of such system. The Debentures shall be registered to be traded, in the secondary market, in the (i) National Debenture System (Sistema Nacional de Debêntures – “SND”), where the financial liquidation of the trading of Debentures, as well as its custody shall be carried out by the Securities Custody and Settlement Chamber (Central de Custódia e Liquidação Financeira de Títulos – CETIP) and (ii) the BOVESPA FIX Trading System (“BOVESPA FIX”) of the São Paulo Stock Exchange (Bolsa de Valo res de São Paulo – BOVESPA), being submitted to the compensation and liquidation controls of the Brazilian Custody and Settlement Company (Companhia Brasileira de Liquidação e Custódia – “CBLC”).

1.16. Property of the Debentures: the Company shall not issue Debentures certificates. For all legal means, the property of the Debentures shall be proved by the excerpt issued by the Mandatory Bank. Additionally, the SND shall issue a “Asset Position Report” along with the respective excerpt, in the name of the Debenture holder, issued by the financial institution responsible for the custody of these securities when deposited in the SND and, for the debentures deposited in the CBLC, a custody excerpt in name of the Debenture holder, issued by CBLC.

1.17. Early Maturity: The following are considered early Debentures maturity situations which are entitled to immediate demand for payment, by the Company, of the Unit Face Value of each Debenture, deducting amortizations realized and paid previously, increased of remuneration and charges, calculated pro rata temporis, as of the Issuance Date or the Previous Remuneration Payment Date, until the date of its effective payment:

(a) request for self-bankruptcy or ruling of bankruptcy of the Company or of Brasil Telecom Participações S.A.;

(b) request for a judicial or extra-judicial recovery made by the Company or Brasil Telecom Participações S.A.;

(c) bankruptcy request made by third parties for the Company or Brasil Telecom Participações S.A. not having been responded by the Company or Brasil Telecom Participações S.A. within 30 (thirty) days;

(d) liquidation, dissolution or extinction of the Company or Brasil Telecom Participações S.A.;

(e) non payment of any amounts owed related to the Issuance Indenture, if it is not solved within 3 (three) business days, as of the payment(s) date(s) originally established for such payment(s);

(f) loss, by the Company, of the concession to provide public switched telephone network services;

(g) final decision rendered by any judge or court declaring the illegality, voidness or unenforceability of any document referring to the Issuance or disposition related to the assurance made;

(h) cancellation, revocation or rescission of any terms or conditions regarding the Issuance Indenture without respecting its terms, except in the case of extinction of assurance due to the incorporation of Brasil Telecom Participações S.A. by the Company;

(i) judicial or extra-judicial protest of securities against the Company and/or Brasil Telecom Participações S.A. which are not solved within 30 (thirty) days as of the receipt of the written notice which is sent by the Fiduciary Agent, whose individual amount(s) is(are) superior to R$ 50,000,000.00 (fifty million reais) adjusted annually by the General Market Price Index (“¥ndice Geral de Preços – Mercado – “IGP-M”), disclosed by Fundação Getúlio Vargas, as of the Issuance Date, or whose values, aggregate, exceed R$ 100,000,000.00 (one hundred million reais), adjusted annually by the IGP-M, as of the Issuance Date;

(j) (x) default of any financial obligation by the Company and/or Brasil Telecom Participações S.A., whose value, individual or aggregate, is superior to R$ 100,000,000.00 (one hundred million reais), unless if the same is solved until the second day before the Debenture Holders’ General Meeting is summoned to make a resolution regarding the early maturity of the Debentures; or (y) early maturity of any financial obligation of the Company or Brasil Telecom Participações S.A. with an individual amount superior to R$ 50,000,000.00 (fifty million reais) or aggregate amount superior to R$ 100,000,000.00 (one hundred million reais), being these amounts adjusted annually by the IGP-M as of the Issuance Date;

(k) any final decision , arbitration award, or writ of attachment or similar proceedings are rendered and which determine the payment, by the Company and/or Brasil Telecom Participações S.A., of any amount which individual value is superior to R$ 50,000,000.00 (fifty million reais) or aggregate amount superior to R$ 200,000,000.00 (two hundred million reais), being these amounts adjusted annually by the IGP-M as of the Issuance Date, without no pay, reversal or stoppage, and with assurance given by the Company;

(l) failure of the Company to comply with any non-financial obligations foreseen in the Issuance Indenture, not solved within 30 days as of the warning notice sent by the Fiduciary Agent, with the exception of the Company’s obligation to communicate in case any of these early maturity situations occur, which shall be solved within 5 (five) business days as of the foreseen date for disclosure and/or availability of such information;

(m) in case the Company disrespects one or more limits or financial indices below, to be calculated quarterly based on the Company’s audit annual financial information (DFP) or quarterly information (ITR), as they were sent to the Brazilian Securities and Exchange Commission – CVM:

(i) the ratio between the sum of the Company’s Consolidated EBITDA of the last 4 (four) quarters and the sum of the Consolidated Financial Expenses in the same periods cannot be inferior to 1.50 until       the 3rd quarter of 2006, and to 1.95 as of the 4th quarter of 2006;

(ii) the ratio between the Company’s Consolidated Debt and the sum of the Consolidated EBITDA of the last 4 (four) quarters cannot be superior to 3.75;

(iii) the ratio between the Consolidated Debt and the sum of the Consolidated Debt and the Shareholders’ Equity cannot be superior to 0.65.

(n) non-fulfillment by the Company and/or Brasil Telecom Participações S.A., during the term of the Issuance, of the laws, rules and regulations, including environmental, which affect or may affect in a material manner the Company’s and/or Brasil Telecom Participações S.A.’s capacity to fulfill truthfully and fully its obligations as foreseen in the Issuance’s Indenture;

(o) payment of dividends and or interest on shareholders’ equity by the Company and/or Brasil Telecom Participações S.A., in case the Company and/or Brasil Telecom Participações S.A. are in default with its pecuniary obligations, as foreseen in the Issuance’s Indenture.

Definitions:

(a) “Consolidated EBITDA” is the sum of (i) earnings before interest, taxes, contributions and profit sharing, (ii) depreciation and amortization occurring in the period, (iii) consolidated financial expenses net of financial revenues, and (iv) non-operational earnings.

(b) “Consolidated Debt” is the sum of consolidated onerous debt of the Company to natural and/or legal persons, including loans and financings from third parties, issuance of fixed-income debt instruments, convertible or not, on local and/or international capital markets. Guaranties (fiança and aval), pledges and other security granted by the Company, as well as the sale or assignment of future  receivables will be considered as a form of debt, since its has been booked as an obligation at the Consolidated Financial Statements.

(c) “Consolidated Financial Expenses” is the sum of the costs of issuing debt, interest paid to natural or legal persons (including financial institutions and suppliers), securities, financial expenses that do not affect cash, commissions, discounts and other rates for bank loans or letters of credit, expenses and revenues from transactions for protection against exchange rate variations (hedge), expenses in connection with guaranties (fiança and aval), pledges and security granted for other obligations, excluding interest on shareholders’ equity (juros sobre capital próprio) and any other form of remuneration paid to shareholders, accounted for as a financial expense.

The occurrence of any of the events abovementioned in sub-items (a) through (h) will lead to early maturity of the Debentures, independent of any consultations by Debenture Holders, being the maturity conditioned to the delivery of notice by the

Fiduciary Agent to the Company, in accordance with sole paragraph of article 13 of CVM Instruction 28, dated November 23, 1983 (“CVM Instruction 28”).

1.17.1. When the events indicated in sub-items (i) through (o) of item 1.17 above occur, the Fiduciary Agent shall summon, within 48 (forty eight) hours of the date it takes notice of the occurrence of any of the events referred to, a Debenture Holders’ General Meeting to make a resolution regarding the declaration of early maturity of the Debentures, in accordance with the summons proceedings foreseen in Clause IX of the Issuance’s Indenture and the specific quorum established in item 1.17.1(a) below. The Debenture Holders’ General Meeting foreseen in this item may, also, by summoned by the Company, or as established in item 9.1 of the Issuance’s Indenture.

(a) The Debenture Holders’ General Meeting which is referred to in this item 1.17.1 may choose, by a resolution made by the Debenture Holders which represent at least 66% (sixty six percent) of the Debentures in the market, in accordance with the definition of item 9.2.2 of the Issuance’s Indenture, for not declaring the early maturity of the Debentures.

(b) In the situation of (i) non-installation of the Debenture Holders’ General Meeting, mentioned in item 1.17.1, due to lack of installation quorum, or (ii) if the option foreseen in item 1.17.1(a) above is not approved by the minimum resolution quorum, the Fiduciary Agent must declare the early maturity of the Debentures in accordance with the abovementioned terms, being the maturity date conditioned to the delivery of the notice by the Fiduciary Notice to the Company, in accordance with the sole paragraph of article 13 of CVM Instruction 28.

1.18. Payment Place: The payments to which the Debentures are entitled shall be made on the respective maturity date, using, depending on the case: (i) the proceedings adopted by CBLC, for the Debentures registered at the BovespaFix; or (ii) the proceeding adopted by CETIP, for the Debentures registered at SND; or (iii) for the Debenture Holders who are not related to these systems, through the Mandatory Bank.

1.19. Extension of the Terms: Terms which refer to the payment of any obligations by any parties, including the Debenture Holders, shall be considered extended, related to the payment of subscription, until the 1st (first) business day following, if the maturity date is not a business day in the city of Brasília, Federal District, without any increase to the amounts to be paid, except in the cases the payment shall be made by CETIP or CBLC, situation where there will only be the extension when the maturity date is a national holiday, Saturday or Sunday. For the purposes of this Indenture, Business Days are all those which are not considered, according to the terms in this item, days subject to extension of terms ( the “Business Days”). In the case of the item “Remuneration”, business days are those acknowledged by CETIP.

1.20. Publicity: Being observed the terms established in the Issuance’s Indenture, all acts and decision to be taken incurring from the Issuance that, in any manner, involve the debenture holders’ interests, shall, mandatorily, be communicated as notices in the newspaper “Valor Econômico” and all other which are regularly used by the Company, informed in the Annual Information – IAN and thorough the Company’s website (http://www.brasiltelecom.com.br), always, at least 10 (ten) business days in advance, being the Company responsible to notify, the Fiduciary Agent, about any publications made.

2. Regarding item 2 of the Day’s Agenda, it was also approved unanimously, being registered the abstention of Mr. Jorge Sarabanda Fagundes:

2.1. To grant powers to the Company’s Senior Management to ratify the remuneration of the debentures according to the bookbuilding process, observing the limit approved by the Board of Directors, indicated in the item “Remuneration” above, and, in case BT’s Senior Management does not exercise such delegation or, for any reason, such resolution is not considered effective, the maximum established earning rate shall be used, except if there is another one approved by the Board of Directors, being observed the rate established in the bookbuilding process of the Debentures; and

2.2. Practice all further acts and measures necessary to formalize, to make effective and to manage the resolutions taken in this meeting, including, but not being limited by, the (i) hiring of financial institution authorized to render services for the structuring and mediation of the Issuance, mandate bank, Custodian bank of the Debentures, Stock Exchange and all other institutions that are necessary to the implementation of the Issuance; and (ii) celebration or alterations of agreements and contracts regarding the Issuance.

Finally, the President registered the reception of the vote manifestation made by Mr. Jorge Sarabanda Fagundes regarding item 1 and 2 of the Day’s Agenda (Doc. 04).

7) Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders present.

Brasília, June 5, 2006.

Pedro Paulo Elejalde de Campos	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer